EXHIBIT 99.2

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

August 23, 2019

To:
Israel Securities Authority Tel Aviv Stock Exchange Ltd.

Re: Pelephone

Further to Bezeq’s report of July 29, 2019, regarding the possibility of impairment in the value of the subsidiary, Pelephone Communications Ltd. (“Pelephone”), on August 22, 2019, the Board of Directors approved financial statements for the second quarter of 2019 which include a reduction in the value of operations of Pelephone for NIS 1,214 million, which is expected to write off Pelephone’s book value in Bezeq in the amount of NIS 951 million, in line with the decrease in the Bezeq’s net profit and equity.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.